Mail Stop 6010

November 13, 2007

James J. Maguire, Jr.
Chief Executive Officer
Philadelphia Consolidated Holding Corp.
One Bala Plaza Suite 100
Bala Cynwyd, PA 19004

        Re: Philadelphia Consolidated Holding Corp.
                    Response Letter dated September 19, 2007
                    Regarding Definitive Proxy Statement
                    File No. 000-22280

Dear Mr. Maguire:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

You should comply with the comments in all future filings, as applicable. Please confirm to us in writing that you will do so and also explain how you intend to comply. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

1. We note your response to prior comment 5. In your future filings, as applicable, please clarify that your "long term financial objectives" and "other financial metrics" refer to the increase in the price of your common stock. As requested by prior comment 5, to the extent that there are other quantitative or qualitative aspects of those objectives or metrics, please disclose those aspects in your future filings and discuss and analyze how your incentive awards are specifically structured to achieve such objectives or metrics.

2.   We note your response to prior comment 7. While general descriptions of the personal goals used to determine the forms and amounts of your various compensation elements may be sufficient in some instances, the disclosure in your future filings should provide all information that is necessary to an investor's understanding of how you established and determined the forms and amounts of your compensation elements and how the individual performance goals factored into those decisions.

3.   We note your response to prior comment 9. In your future filings, as applicable, please disclose the specific items of corporate performance that were taken into account in determining the value of the stock appreciation rights and the value of the non-equity based compensation that was awarded, and discuss and analyze how those items factored into the Compensation Committee's decisions with respect to those awards. To the extent that benchmarking was utilized in determining the amount of these awards, please disclose the comparator companies, and discuss and analyze where you targeted each element of compensation against the comparator companies and where actual payments fell within the targeted parameters. To the extent that actual compensation was outside of a targeted percentile range, please explain why.

        Please respond to our comments by December 13, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please contact me at (202) 551-3635 with any questions.

                                        Sincerely,

                                        Tim Buchmiller
                                        Senior Attorney

cc: Michael M. Sherman, Esq. (via fax)